FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:      "Syngenta receives approval for breakthrough corn trait technology in the U.S.”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG		Media contact:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23	Paul Minehart
Fax:	+41 61 323 24 24	USA	+1 202 628 2372	John Hudson Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, April 21, 2010

Syngenta receives approval for breakthrough corn trait technology in the U.S.

•	MIR162, Agrisure Viptera™ trait, deregulated by USDA

•	Agrisure Viptera™ 3111 trait stack offers growers unprecedented multi-pest insect control

•	Further strengthens Agrisure® traits offering from Syngenta

Syngenta announced today that it received deregulation of MIR162, the Agrisure Viptera trait, from the U.S. Department of Agriculture. The trait will be combined with the Agrisure 3000GT trait stack to provide corn growers with broad-spectrum, insect control and glyphosate tolerance for maximum convenience and productivity.

“The Agrisure Viptera trait is a truly innovative technology that will be the cornerstone of Syngenta’s insect control solutions,” said Davor Pisk, Chief Operating Officer Syngenta Seeds. “It provides a new mode of action that has demonstrated a level of pest control and yield performance previously unseen in our industry.”

The Agrisure Viptera 3111 trait stack delivers unsurpassed above ground pest control of 14 yield- and quality-robbing insects, including corn earworm, fall armyworm, Western bean cutworm and sugarcane borer. The technology has the power to help U.S. corn growers avoid an estimated 238 million bushels of corn and $1.1 billion in annual yield and grain quality losses due to multi-pest damage1.

Syngenta plans to commercialize hybrids containing the Agrisure Viptera trait for the 2011 growing season. MIR162 has already been approved for cultivation in Canada and Brazil.

For more information about the Agrisure Viptera trait and the Agrisure Viptera 3111 trait stack, visit www.agrisuretraits.com.

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and

Syngenta – April 21, 2010 / Page 1 of 2

improve health and quality of life.  For more information about us please go to www.syngenta.com.

Agrisure®, Agrisure Viptera™ and the Syngenta logo are trademarks of a Syngenta Group Company.

1Sources: Census 2007 USDA, USDA Risk Management Agency‘s internal indemnity database. Aflatoxin Center of Excellence of the South, Syngenta Entomology Research.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 21, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	April 21, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration